Semiannual Report

MARCH 31, 2008

Waddell & Reed Advisors Bond Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Bond Fund. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Bond Fund prospectus and current Fund performance information.

President's Letter

March 31, 2008



DEAR SHAREHOLDER:

A recent study by Standard & Poor's found that the U.S. stock market experienced more daily price volatility at the start of calendar year 2008 than at any point since the 1930s, when Waddell & Reed began operating. From our perspective, these do appear to be very challenging times for parts of the U.S. economy. At the same time, however, we are still seeing strong long-term global growth, benefiting many American companies, and your investments.

Enclosed is our report on Waddell & Reed Advisors Funds' operations for the six months ended March 31, 2008. For the period, the S&P 500 Index fell 12.47 percent while the Lehman Brothers Aggregate Bond Index rose 5.24 percent, led by U.S. Treasuries. Despite an uncertain environment for stocks, we grew as an organization.

We are very grateful for your support and your confidence in our ability to manage your assets. This, indeed, is a challenging time. Many economic negatives are on America's front porch: a level of price weakness and foreclosure activity in U.S. housing markets not seen since the Dust Bowl; a global credit crunch driven by an implosion of the subprime mortgage market; a U.S. dollar that is worth much less than just a few years ago; record-setting commodity prices, and the high probability of a recession in the coming months.

The positives are more subtle: exports are booming; the overall job market in the U.S. is still relatively healthy; farmers are enjoying great prices for corn, wheat and soybeans. Alternative energy and related technologies are booming and tourists are flocking to our shores to take advantage of our cheap currency to shop.

Financial conditions such as we have seen so far in 2008 are unusual, but they are not unprecedented. In fact, after the Panic of 1907 involving a Wall Street bank that speculated on copper, Congress created the Federal Reserve. We have the Fed's monetary policy system to thank for the substantial reductions in U.S. interest rates we have seen since September 2007. The Fed's moves have been designed to help offset a huge contraction of financial credit.

Still, even with lower rates, for many people it is more difficult to buy a home or expand a consumer-focused business than it was just a year ago. As shown in the Economic Snapshot table on page four, the U.S. economy at March 31, 2008 is not in as good a shape as it was six months earlier. Inflation, oil prices and the unemployment rate are higher. Economic growth is weak.

Economic Snapshot

	3-31-2008	9-30-2007
U.S. unemployment rate	5.10%	4.70%
Inflation (U.S. Consumer Price Index)	4.00%	2.80%
U.S. GDP	0.60%	3.90%
30-year fixed mortgage rate	5.63%	6.28%
Oil price per barrel	$101.58	$81.66

All government statistics shown are subject to periodic revision.

Sources: Bloomberg, U.S. Department of Labor

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As we look ahead, we recommend some caution, as we believe that the range of financial outcomes this year for investors is wide. Whoever holds the reins of power in Congress and the White House after the November general election will have many long-term structural issues to address that are likely to have important economic, investment and tax implications. As always, we believe that maintaining a well-rounded portfolio is an essential element for securing your long-term financial future.

Our commitment

As investment managers, we are always mindful that we are managing other people's money. In this uncertain environment, we believe a very strong effort to manage risk takes precedence over the desire to maximize capital appreciation. With that approach in mind, we will strive to earn your continued confidence for many years to come.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

BOND FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2008.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,022.50	1.05%	$ 5.36
Class B.	1,000	1,017.60	2.06	10.39
Class C	1,000	1,017.90	1.96	9.89
Class Y.	1,000	1,024.40	0.71	3.64
Based on 5% Return[2]				
Class A.	$1,000	$1,019.74	1.05%	$ 5.35
Class B.	1,000	1,014.72	2.06	10.38
Class C	1,000	1,015.21	1.96	9.87
Class Y.	1,000	1,021.45	0.71	3.64

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended March 31, 2008, and divided by 366.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF BOND FUND

Portfolio Highlights

On March 31, 2008, Waddell & Reed Advisors Bond Fund had net assets totaling $887,193,467 invested in a diversified portfolio of:

88.79%	Domestic Bonds
6.40%	Foreign Bonds
4.81%	Cash and Cash Equivalents

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund owned:



	Bonds:	
	Corporate	$35.51
	United States Government Mortgage-Backed Obligations	$34.47
	United States Government Treasury Obligations.	$11.77
	United States Government Agency Obligations.	$11.34
	Other Government	$ 2.10
	Cash and Cash Equivalents	$ 4.81

Quality Weightings

On March 31, 2008, the breakdown of bonds (by ratings) held by the Fund was as follows:



■	AAA	66.54%
■	AA	5.91%
■	A	11.34%
■	BBB	5.82%
■	BB	2.51%
■	Below BB	1.02%
■	Non-rated	2.05%
□	Cash and Cash Equivalents	4.81%

Ratings reflected in the wheel are taken from Standard & Poor's.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and, the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The Investments of Bond Fund

March 31, 2008   *(Unaudited)*

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Banks – 1.26%		
First Union Corporation,		
7.574%, 8–1–26	$8,000	$ 9,115,656
First Union National Bank of Florida,		
6.18%, 2–15–36	2,000	2,088,988
		11,204,644
Beverages – 0.82%		
Coca-Cola Company (The),		
5.35%, 11–15–17	7,000	**7,309,764**
Broadcasting – 1.91%		
Comcast Cable Communications, Inc.,		
8.5%, 5–1–27	5,250	6,151,163
Cox Communications, Inc.,		
4.625%, 1–15–10	3,000	3,003,093
EchoStar DBS Corporation,		
6.375%, 10–1–11	3,000	2,880,000
Westinghouse Electric Corporation,		
8.875%, 6–14–14	4,500	4,913,518
		16,947,774
Business Equipment and Services – 0.50%		
International Lease Finance Corporation,		
5.0%, 4–15–10	3,000	3,003,138
Quebecor World Capital Corporation,		
4.875%, 11–15–08 (A)	3,500	1,435,000
		4,438,138
Chemicals – Petroleum and Inorganic – 0.46%		
E.I. du Pont de Nemours and Company,		
5.0%, 1–15–13	3,900	**4,062,603**
Chemicals – Specialty – 0.39%		
Praxair, Inc.,		
2.75%, 6–15–08	3,500	**3,494,095**
Coal – 0.34%		
Peabody Energy Corporation,		
6.875%, 3–15–13	3,000	**3,045,000**
Construction Materials – 0.55%		
Hanson PLC,		
7.875%, 9–27–10	4,500	**4,879,021**

See Notes to Schedule of Investments on page 19.

The Investments of Bond Fund

(Unaudited)

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies – 14.92%		
Alternative Loan Trust 2005-J4,		
5.5%, 11–25–35	$ 8,250	$ 6,568,269
Banc of America Commercial Mortgage Inc.,		
Commercial Mortgage Pass-Through		
Certificates, Series 2005–2,		
4.783%, 7–10–43 (B)	7,500	7,302,023
CHL Mortgage Pass-Through Trust 2005–28,		
5.25%, 1–25–19	11,687	10,859,112
CHYPS CBO 1997–1 Ltd.,		
6.72%, 1–15–10 (C)	1,062	100,843
COMM 2005-C6,		
5.144%, 6–10–44	18,500	18,170,404
First Horizon Alternative Mortgage Securities		
Trust 2005-FA6,		
5.5%, 9–25–35	6,000	5,491,766
Ford Motor Credit Company,		
7.375%, 10–28–09	1,000	911,717
General Electric Capital Corporation:		
4.625%, 4–10–12 (B)	7,000	6,696,893
5.25%, 10–19–12	5,250	5,457,580
General Motors Acceptance Corporation,		
5.125%, 5–9–08	6,000	5,964,792
GSR Mortgage Loan Trust 2004–2F,		
7.0%, 1–25–34	2,963	3,063,345
IBM International Group Capital LLC,		
5.05%, 10–22–12	3,500	3,657,430
ISA Capital do Brasil S.A.,		
7.875%, 1–30–12 (D)	1,500	1,548,750
J.P. Morgan Chase Commercial Mortgage		
Securities Corp., Commercial Mortgage		
Pass-Through Certificates, Series 2004-C1,		
4.719%, 1–15–38	6,000	5,798,514
MASTR Adjustable Rate Mortgages Trust 2005–1,		
6.001%, 3–25–35 (B)	6,488	6,247,754
Merrill Lynch Mortgage Trust 2005-CIP1,		
4.949%, 7–12–38 (B)	6,000	5,847,351

See Notes to Schedule of Investments on page 19.

The Investments of Bond Fund

(Unaudited)

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates:		
Series 2004–1,		
4.6988%, 2–25–34 (B)	$3,857	$ 2,713,020
Series 2004–3AC,		
4.9348%, 3–25–34 (B)	4,673	3,469,450
Series 2004–5,		
4.81024%, 5–25–34 (B)	3,013	1,506,570
Series 2004–12,		
5.44095%, 9–25–34 (B)	3,965	1,784,240
Series 2004–18,		
5.97722%, 12–25–34 (B)	6,135	3,067,572
Series 2005–21,		
5.69282%, 11–25–35 (B)	4,934	2,466,986
Structured Adjustable Rate Mortgage Loan Trust:		
Series 2005–22,		
5.60901%, 12–25–35 (B)	3,829	1,914,555
Series 2006–1,		
6.062%, 2–25–36 (B)	3,863	1,352,035
Structured Asset Securities Corporation Trust 2005–16,		
5.5%, 9–25–35	7,000	6,206,866
Student Loan Marketing Association,		
0.0%, 10–3–22	9,420	4,730,894
TIAA Global Markets, Inc.,		
5.125%, 10–10–12 (C)	2,300	2,380,482
Wells Fargo Mortgage Pass-Through Certificates, Series 2003–10,		
4.5%, 9–25–18	7,500	7,047,146
		132,326,359
Food and Related – 0.57%		
Cadbury Schweppes US Finance LLC,		
3.875%, 10–1–08 (D)	3,000	2,993,538
ConAgra, Inc.,		
6.7%, 8–1–27	2,000	2,078,840
		5,072,378
Forest and Paper Products – 0.16%		
Westvaco Corporation,		
7.5%, 6–15–27	1,400	**1,447,642**

See Notes to Schedule of Investments on page 19.

The Investments of Bond Fund

March 31, 2008 *(Unaudited)*

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Health Care – Drugs – 0.91%		
Abbott Laboratories,		
5.6%, 5–15–11	$ 2,375	$ 2,524,197
Merck & Co., Inc.,		
4.75%, 3–1–15	5,500	5,565,863
		8,090,060
Homebuilders, Mobile Homes – 0.37%		
Pulte Homes, Inc.,		
4.875%, 7–15–09	3,500	**3,307,500**
Hospital Supply and Management – 0.07%		
HCA – The Healthcare Company,		
8.75%, 9–1–10	609	**609,000**
Household – General Products – 1.43%		
Procter & Gamble Company (The),		
8.0%, 9–1–24	10,000	**12,701,720**
Household – Major Appliances – 0.34%		
Controladora Mabe S.A. de C.V.,		
6.5%, 12–15–15 (C)	3,000	**2,970,000**
Insurance – Property and Casualty – 0.53%		
Berkshire Hathaway Finance Corporation,		
4.75%, 5–15–12	4,500	**4,678,771**
Leisure Time Industry – 0.58%		
Walt Disney Company (The),		
4.7%, 12–1–12	5,000	**5,134,410**
Mining – 0.24%		
BHP Billiton Finance (USA) Limited,		
5.0%, 12–15–10	2,075	**2,136,430**
Multiple Industry – 0.22%		
Toll Road Investors Partnership II, L.P.,		
0.0%, 2–15–09 (C)	2,000	**1,948,946**
Petroleum – Domestic – 0.84%		
Chesapeake Energy Corporation,		
7.5%, 9–15–13	3,750	3,862,500
Duke Energy Corporation,		
6.25%, 1–15–12	3,325	3,571,961
		7,434,461

See Notes to Schedule of Investments on page 19.

The Investments of Bond Fund

March 31, 2008 (Unaudited)

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Petroleum – Services – 0.61%		
Halliburton Company,		
6.75%, 2–1–27	$ 4,950	$ 5,376,641
Security and Commodity Brokers – 1.93%		
JPMorgan Chase & Co.,		
6.0%, 1–15–18	10,000	10,435,920
Merrill Lynch & Co., Inc.,		
5.45%, 7–15–14	7,000	6,724,018
		17,159,938
Utilities – Electric – 1.49%		
Dominion Resources, Inc.,		
5.25%, 8–1–33	7,500	7,443,240
HQI Transelec Chile S.A.,		
7.875%, 4–15–11	3,250	3,513,871
Pepco Holdings, Inc.,		
4.0%, 5–15–10	2,250	2,260,631
		13,217,742
Utilities – Gas and Pipeline – 0.67%		
Tennessee Gas Pipeline Company,		
7.0%, 3–15–27	6,000	5,918,664
Utilities – Telephone – 3.40%		
AT&T Inc.,		
4.95%, 1–15–13	2,000	2,007,624
British Telecommunications plc,		
5.15%, 1–15–13	10,000	9,858,630
Deutsche Telekom International Finance B.V.,		
8.0%, 6–15–10	7,000	7,489,727
New York Telephone Company,		
6.7%, 11–1–23	2,250	2,220,487
Pacific Bell,		
7.25%, 11–1–27	3,250	3,294,850
SBC Communications Inc.,		
3.2775%, 11–14–08 (B)	1,000	1,000,107
Telefonos de Mexico, S.A. de C.V.,		
4.5%, 11–19–08	4,250	4,250,995
		30,122,420
TOTAL CORPORATE DEBT SECURITIES – 35.51%		**$315,034,121**

(Cost: $330,844,628)

See Notes to Schedule of Investments on page 19.

The Investments of Bond Fund

March 31, 2008 *(Unaudited)*

OTHER GOVERNMENT SECURITIES	Principal Amount in Thousands	Value
Brazil – 0.19%		
Federative Republic of Brazil (The),		
9.25%, 10–22–10	$ 1,500	**$ 1,701,000**
Canada – 1.30%		
Province de Quebec,		
7.14%, 2–27–26	9,200	**11,572,082**
Supranational – 0.61%		
Inter-American Development Bank,		
8.4%, 9–1–09	5,000	**5,390,610**
TOTAL OTHER GOVERNMENT SECURITIES – 2.10%		**$ 18,663,692**
(Cost: $16,073,503)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 11.34%		
Federal Agricultural Mortgage Corporation		
Guaranteed Notes Trust 2006–1,		
4.875%, 1–14–11(D)	9,500	10,048,150
Federal Farm Credit Bank,		
3.75%, 12–6–10	4,000	4,121,412
Federal Home Loan Mortgage Corporation:		
3.625%, 9–15–08	4,500	4,525,115
2.375%, 5–28–10	14,050	14,064,500
5.0%, 10–18–10	5,000	5,302,825
5.75%, 7–20–11	4,500	4,686,296
4.75%, 5–6–13	6,000	6,013,674
5.375%, 1–9–14	11,250	11,443,860
5.0%, 12–14–18	10,109	9,897,166
5.2%, 3–5–19	7,500	7,635,240
Federal National Mortgage Association:		
5.08%, 5–14–10	5,000	5,156,260
5.125%, 11–2–12 (B)	12,000	12,529,092
4.0%, 1–18–13	5,000	5,159,280
		100,582,870

See Notes to Schedule of Investments on page 19.

The Investments of Bond Fund

(Unaudited)

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations – 34.47%		
Federal Home Loan Mortgage Corporation Adjustable		
Rate Participation Certificates:		
5.241%, 6–1–34 (B)	$ 1,731	$ 1,744,585
5.684%, 7–1–36 (B)	801	822,595
5.737%, 10–1–36 (B)	3,143	3,226,050
5.452%, 12–1–36 (B)	5,527	5,613,567
Federal Home Loan Mortgage Corporation		
Agency REMIC/CMO:		
4.0%, 12–15–12	650	651,544
5.5%, 12–15–13 (Interest Only)	1,713	205,710
4.0%, 5–15–16	2,357	2,373,180
3.5%, 12–15–16	839	831,500
5.0%, 5–15–19	4,500	4,587,315
5.0%, 7–15–19	2,380	2,422,920
5.0%, 5–15–23	5,500	5,536,993
5.5%, 10–15–23 (Interest Only)	2,784	67,945
5.5%, 4–15–24 (Interest Only)	3,946	121,223
5.5%, 4–15–24 (Interest Only)	750	21,582
5.0%, 6–15–24 (Interest Only)	2,680	132,167
5.0%, 11–15–24	653	661,418
5.0%, 3–15–25	7,000	6,866,880
6.0%, 3–15–29	768	796,159
5.0%, 7–15–29 (Interest Only)	3,630	382,447
7.5%, 9–15–29	1,520	1,623,423
4.25%, 3–15–31	3,411	3,395,899
5.0%, 5–15–31	11,380	11,538,339
5.0%, 9–15–31 (Interest Only)	7,223	1,078,624
5.0%, 9–15–32	3,000	2,953,828
5.5%, 5–15–34	1,852	1,905,452
Federal Home Loan Mortgage Corporation		
Fixed Rate Participation Certificates:		
4.0%, 6–1–14	2,494	2,508,199
5.0%, 9–1–17	111	112,482
4.5%, 1–1–18	1,368	1,366,189
4.5%, 2–1–18	1,335	1,333,522
4.5%, 4–1–18	2,634	2,633,247
4.5%, 3–1–19	2,451	2,444,614
5.0%, 6–1–21	4,785	4,843,388
6.0%, 9–1–21	5,682	5,851,603
5.0%, 11–1–21	3,913	3,958,069
5.5%, 3–1–22	9,915	10,139,095
6.0%, 7–1–22	4,447	4,577,082
6.0%, 8–1–22	2,817	2,900,155
5.0%, 7–1–25	6,707	6,743,274

See Notes to Schedule of Investments on page 19.

The Investments of Bond Fund

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation		
Fixed Rate Participation Certificates (Continued):		
6.0%, 2–1–27	$ 4,637	$ 4,772,339
6.0%, 11–1–28	977	1,010,559
6.5%, 10–1–31	365	381,591
6.5%, 11–1–31	220	229,556
6.0%, 2–1–32	1,010	1,042,886
5.0%, 3–1–35	4,197	4,162,560
5.5%, 10–1–35	5,256	5,317,451
5.5%, 8–1–36	5,192	5,249,132
Federal Home Loan Mortgage Corporation		
Non-Agency REMIC/CMO:		
5.5%, 3–15–31	4,100	4,219,966
5.5%, 9–15–31	11,250	11,586,017
Federal National Mortgage Association Adjustable		
Rate Pass-Through Certificates:		
5.125%, 10–1–35	1,141	1,155,576
5.393%, 12–1–36 (B)	3,442	3,491,656
Federal National Mortgage Association Agency		
REMIC/CMO:		
5.0%, 3–25–18	8,500	8,710,602
5.0%, 3–25–18 (Interest Only)	1,494	68,313
5.0%, 6–25–18	6,750	6,968,339
5.5%, 6–25–18	5,690	5,908,503
5.0%, 9–25–18	2,000	2,064,585
5.0%, 6–25–22	2,731	2,765,596
5.0%, 6–25–28	2,840	2,888,076
5.0%, 3–25–29	8,000	8,087,739
5.5%, 2–25–32	4,000	4,086,804
4.0%, 11–25–32	1,764	1,726,446
4.0%, 3–25–33	1,660	1,625,731
3.5%, 8–25–33	4,225	3,961,947
5.5%, 11–25–36 (Interest Only)	24,126	5,236,066
Federal National Mortgage Association Fixed Rate		
Pass-Through Certificates:		
5.5%, 1–1–17	1,452	1,490,556
5.5%, 2–1–17	71	73,023
5.5%, 1–1–18	679	696,821
5.0%, 3–1–18	5,338	5,412,850
4.0%, 11–1–18	3,808	3,742,506
4.5%, 6–1–19	6,975	6,963,084
4.5%, 8–1–19	8,012	7,998,362
5.0%, 12–1–19	4,357	4,413,408

See Notes to Schedule of Investments on page 19.

The Investments of Bond Fund

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates (Continued):		
5.0%, 6–1–20	$ 1,724	$ 1,744,541
5.5%, 11–1–22	10,876	11,110,983
5.5%, 10–1–23	2,456	2,527,454
5.0%, 4–1–24	6,546	6,563,492
4.5%, 7–25–24	3,000	2,893,508
6.0%, 12–1–28	254	262,347
5.5%, 9–25–31	4,500	4,596,148
5.5%, 2–1–33	6,121	6,202,520
6.0%, 4–1–33	2,266	2,335,519
5.5%, 6–1–33	682	690,608
5.0%, 9–1–33	9,854	9,780,691
6.5%, 11–1–37	2,000	2,054,166
5.5%, 1–25–39	4,484	4,582,879
Federal National Mortgage Association Non-Agency REMIC/CMO,		
4.5%, 12–25–34	6,000	5,958,844
Government National Mortgage Association Adjustable Rate Pass-Through Certificates,		
4.75%, 1–20–34 (B)	887	888,366
Government National Mortgage Association Agency REMIC/CMO :		
5.5%, 6–20–28 (Interest Only)	4,638	200,844
5.0%, 1–20–32	881	891,668
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.5%, 10–15–17	32	33,135
5.0%, 12–15–17	334	339,889
4.0%, 9–15–18	1,440	1,418,129
7.5%, 7–15–23	32	34,857
7.5%, 12–15–23	253	272,736
8.0%, 9–15–25	233	255,208
7.0%, 7–20–27	8	8,217
6.5%, 5–15–29	303	316,750
7.5%, 7–15–29	74	79,561
Government National Mortgage Association Non-Agency REMIC/CMO,		
4.0%, 1–16–30	979	961,728
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 2003–2 Class E,		
5.0%, 12–15–25	2,323	2,326,992
		305,812,690

See Notes to Schedule of Investments on page 19.

The Investments of Bond Fund

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Treasury Obligations – 11.77%		
United States Treasury Bond Principal STRIPS,		
0.0%, 11–15–21	$17,000	$ 9,321,627
United States Treasury Bonds,		
6.125%, 11–15–27	19,000	23,594,143
United States Treasury Notes:		
4.375%, 8–15–12	24,850	27,051,561
4.25%, 8–15–13	29,300	31,911,831
8.0%, 11–15–21	8,900	12,543,438
		104,422,600
TOTAL UNITED STATES GOVERNMENT AND		
GOVERNMENT AGENCY OBLIGATIONS – 57.58%		**$510,818,160**
(Cost: $497,765,496)		
SHORT-TERM SECURITIES		
Apparel – 1.12%		
NIKE, Inc.,		
2.28%, 4–11–08	10,000	**9,993,667**
Beverages – 1.01%		
Anheuser-Busch Companies, Inc.,		
2.25%, 4–1–08	8,951	**8,951,000**
Capital Equipment – 0.79%		
Illinois Tool Works Inc.,		
2.35%, 4–1–08	7,000	**7,000,000**
Finance Companies – 1.13%		
Avon Capital Corp.:		
2.47%, 4–2–08	5,000	4,999,657
2.37%, 4–4–08	5,000	4,999,012
		9,998,669
TOTAL SHORT-TERM SECURITIES – 4.05%		**$ 35,943,336**
(Cost: $35,943,336)		
TOTAL INVESTMENT SECURITIES – 99.24%		**$880,459,309**
(Cost: $880,626,963)		
CASH AND OTHER ASSETS,		
NET OF LIABILITIES – 0.76%		**6,734,158**
NET ASSETS – 100.00%		**$887,193,467**

See Notes to Schedule of Investments on page 19.

The Investments of Bond Fund

March 31, 2008 *(Unaudited)*

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

(A) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2008.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Directors. At March 31, 2008, the total value of these securities amounted to $7,400,271 or 0.83% of net assets.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Directors. At March 31, 2008, the total value of these securities amounted to $14,590,438, or 1.64% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

BOND FUND

March 31, 2008
(In Thousands, Except for Per Share Amounts) *(Unaudited)*

ASSETS

Investment securities – at value (cost – $880,627) (Notes 1 and 3)	$880,459
Receivables:	
Interest.	7,503
Fund shares sold.	2,010
Investment securities sold	315
Prepaid and other assets	67
Total assets	890,354

LIABILITIES

Payable to Fund shareholders	2,505
Accrued shareholder servicing (Note 2).	208
Accrued distribution fee (Note 2)	169
Due to custodian.	121
Accrued accounting services fee (Note 2)	18
Accrued management fee (Note 2)	12
Accrued service fee (Note 2)	—*
Other.	128
Total liabilities	3,161
Total net assets.	$887,193

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$145,122
Additional paid-in capital	749,580
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	23
Accumulated undistributed net realized loss	
on investment transactions	(7,364)
Net unrealized depreciation in value of investments.	(168)
Net assets applicable to outstanding units of capital.	$887,193
Net asset value per share (net assets divided by shares outstanding):	
Class A	$6.11
Class B	$6.11
Class C	$6.11
Class Y	$6.11
Capital shares outstanding:	
Class A	132,270
Class B	5,489
Class C	2,759
Class Y	4,604
Capital shares authorized	280,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

BOND FUND

For the Six Months Ended March 31, 2008
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$22,434
Expenses (Note 2):	
Investment management fee.	2,053
Shareholder servicing:	
Class A	944
Class B	85
Class C	31
Class Y	22
Service fee:	
Class A	778
Class B	44
Class C	20
Distribution fee:	
Class A	165
Class B	133
Class C	61
Accounting services fee	108
Audit fees.	20
Legal fees	19
Custodian fees.	12
Other	230
Total	4,725
Less waiver of investment management fee (Notes 2 and 7)	(4)
Total expenses.	4,721
Net investment income	17,713

REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities.	6,491
Realized net gain on foreign currency transactions	104
Realized net gain on investments	6,595
Unrealized depreciation in value of investments during the period	(5,516)
Net gain on investments.	1,079
Net increase in net assets resulting from operations	$18,792

See Notes to Financial Statements.

Statement of Changes in Net Assets

BOND FUND
(In Thousands)   *(Unaudited)*

	For the six months ended March 31, 2008	For the fiscal year ended September 30, 2007
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 17,713	$ 29,336
Realized net gain (loss) on investments	6,595	(2,149)
Unrealized appreciation (depreciation)	(5,516)	2,074
Net increase in net assets resulting from operations	18,792	29,261
Distributions to shareholders from (Note 1D):[1]		
Net investment income:		
Class A	(17,109)	(26,491)
Class B	(617)	(1,146)
Class C	(282)	(443)
Class Y	(685)	(1,033)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(18,693)	(29,113)
Capital share transactions (Note 5)	166,240	68,266
Total increase	166,339	68,414
NET ASSETS		
Beginning of period.	720,854	652,440
End of period.	$887,193	$720,854
Undistributed net investment income	$ 23	$ 899

(1)See "Financial Highlights" on pages 23 - 26.

See Notes to Financial Statements.

Financial Highlights

BOND FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 3-31-08	For the fiscal year ended September 30,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$6.11	$6.11	$6.27	$6.50	$6.57	$6.49
Income (loss) from investment operations:						
Net investment income	0.13	0.27	0.26	0.27	0.27	0.28
Net realized and unrealized gain (loss) on investments	0.01	(0.00)	(0.08)	(0.12)	(0.03)	0.09
Total from investment operations	0.14	0.27	0.18	0.15	0.24	0.37
Less distributions from:						
Net investment income	(0.14)	(0.27)	(0.27)	(0.28)	(0.28)	(0.29)
Capital gains	(0.00)	(0.00)	(0.07)	(0.10)	(0.03)	(0.00)
Total distributions.	(0.14)	(0.27)	(0.34)	(0.38)	(0.31)	(0.29)
Net asset value, end of period	$6.11	$6.11	$6.11	$6.27	$6.50	$6.57
Total return[1].	2.25%	4.51%	3.02%	2.30%	3.73%	5.86%
Net assets, end of period (in millions).	$809	$649	$587	$605	$637	$755
Ratio of expenses to average net assets including expense waiver	1.05%[2]	1.07%	1.09%	1.09%	1.07%	1.04%
Ratio of net investment income to average net assets including expense waiver . .	4.16%[2]	4.43%	4.28%	4.12%	4.20%	4.36%
Ratio of expenses to average net assets excluding expense waiver	1.05%[2][3]	1.10%	1.09%[4]	1.09%[4]	1.07%[4]	1.04%[4]
Ratio of net investment income to average net assets excluding expense waiver . .	4.16%[2][3]	4.40%	4.28%[4]	4.12%[4]	4.20%[4]	4.36%[4]
Portfolio turnover rate	26%	32%	53%	34%	43%	44%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.
(3)The Fund's waiver provided no impact to the ratios due to rounding.
(4)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 3-31-08	For the fiscal year ended September 30,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$6.11	$6.11	$6.26	$6.50	$6.57	$6.49
Income (loss) from investment operations:						
Net investment income	0.10	0.21	0.20	0.21	0.21	0.23
Net realized and unrealized gain (loss) on investments	0.01	(0.00)	(0.07)	(0.13)	(0.03)	0.08
Total from investment operations	0.11	0.21	0.13	0.08	0.18	0.31
Less distributions from:						
Net investment income	(0.11)	(0.21)	(0.21)	(0.22)	(0.22)	(0.23)
Capital gains	(0.00)	(0.00)	(0.07)	(0.10)	(0.03)	(0.00)
Total distributions.	(0.11)	(0.21)	(0.28)	(0.32)	(0.25)	(0.23)
Net asset value, end of period	$6.11	$6.11	$6.11	$6.26	$6.50	$6.57
Total return	1.76%	3.53%	2.18%	1.17%	2.82%	4.92%
Net assets, end of period (in millions).	$33	$32	$35	$42	$49	$59
Ratio of expenses to average net assets including expense waiver	2.06%[1]	2.03%	2.06%	2.02%	1.99%	1.93%
Ratio of net investment income to average net assets including expense waiver . .	3.17%[1]	3.47%	3.31%	3.20%	3.27%	3.46%
Ratio of expenses to average net assets excluding expense waiver	2.06%[1][2]	2.06%	2.06%[3]	2.02%[3]	1.99%[3]	1.93%[3]
Ratio of net investment income to average net assets excluding expense waiver . .	3.17%[1][2]	3.44%	3.31%[3]	3.20%[3]	3.27%[3]	3.46%[3]
Portfolio turnover rate	26%	32%	53%	34%	43%	44%

[1] Annualized.
[2] The Fund's waiver provided no impact to the ratios due to rounding.
[3] There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 3-31-08	For the fiscal year ended September 30,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$6.11	$6.11	$6.26	$6.50	$6.57	$6.49
Income (loss) from investment operations:						
Net investment income	0.10	0.21	0.20	0.21	0.21	0.23
Net realized and unrealized gain (loss) on investments........	0.01	(0.00)	(0.07)	(0.13)	(0.03)	0.09
Total from investment operations	0.11	0.21	0.13	0.08	0.18	0.32
Less distributions from:						
Net investment income	(0.11)	(0.21)	(0.21)	(0.22)	(0.22)	(0.24)
Capital gains	(0.00)	(0.00)	(0.07)	(0.10)	(0.03)	(0.00)
Total distributions............	(0.11)	(0.21)	(0.28)	(0.32)	(0.25)	(0.24)
Net asset value, end of period	$6.11	$6.11	$6.11	$6.26	$6.50	$6.57
Total return	1.79%	3.58%	2.26%	1.17%	2.78%	4.95%
Net assets, end of period (in millions).............	$17	$12	$13	$13	$14	$17
Ratio of expenses to average net assets including expense waiver	1.96%[1]	1.97%	2.02%	2.01%	1.99%	1.91%
Ratio of net investment income to average net assets including expense waiver ..	3.26%[1]	3.53%	3.36%	3.20%	3.27%	3.49%
Ratio of expenses to average net assets excluding expense waiver	1.96%[1][2]	2.00%	2.02%[3]	2.01%[3]	1.99%[3]	1.91%[3]
Ratio of net investment income to average net assets excluding expense waiver ..	3.26%[1][2]	3.50%	3.36%[3]	3.20%[3]	3.27%[3]	3.49%[3]
Portfolio turnover rate	26%	32%	53%	34%	43%	44%

[1] Annualized.
[2] The Fund's waiver provided no impact to the ratios due to rounding.
[3] There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

BOND FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 3-31-08	For the fiscal year ended September 30,				
		2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period	$6.11	$6.11	$6.27	$6.50	$6.57	$6.49
Income (loss) from investment operations:						
Net investment income	0.14	0.29	0.28	0.29	0.29	0.31
Net realized and unrealized gain (loss) on investments	0.01	(0.00)	(0.08)	(0.12)	(0.03)	0.08
Total from investment operations	0.15	0.29	0.20	0.17	0.26	0.39
Less distributions from:						
Net investment income	(0.15)	(0.29)	(0.29)	(0.30)	(0.30)	(0.31)
Capital gains	(0.00)	(0.00)	(0.07)	(0.10)	(0.03)	(0.00)
Total distributions	(0.15)	(0.29)	(0.36)	(0.40)	(0.33)	(0.31)
Net asset value, end of period	$6.11	$6.11	$6.11	$6.27	$6.50	$6.57
Total return	2.44%	4.87%	3.39%	2.67%	4.08%	6.18%
Net assets, end of period (in millions)	$28	$28	$17	$15	$14	$12
Ratio of expenses to average net assets including expense waiver	0.71%[1]	0.71%	0.73%	0.72%	0.74%	0.72%
Ratio of net investment income to average net assets including expense waiver . .	4.51%[1]	4.78%	4.65%	4.49%	4.52%	4.68%
Ratio of expenses to average net assets excluding expense waiver	0.71%[1][2]	0.74%	0.73%[3]	0.72%[3]	0.74%[3]	0.72%[3]
Ratio of net investment income to average net assets excluding expense waiver . .	4.51%[1][2]	4.75%	4.65%[3]	4.49%[3]	4.52%[3]	4.68%[3]
Portfolio turnover rate	26%	32%	53%	34%	43%	44%

[1] Annualized.
[2] The Fund's waiver provided no impact to the ratios due to rounding.
[3] There was no waiver of expenses during the period.

See Notes to Financial Statements.

Notes to Financial Statements

March 31, 2008   *(Unaudited)*

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Funds, Inc. (the Corporation) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Corporation issues four series of capital shares; each series represents ownership of a separate mutual fund. Waddell & Reed Advisors Bond Fund (the Fund) is one of those mutual funds and is the only fund included in these financial statements. Its investment objective is to seek a reasonable return with emphasis on preservation of capital. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Corporation's Board of Directors. Management's valuation committee makes fair value determinations for the Corporation, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Corporation is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Security Transactions.

C. Federal income taxes – It is the Corporation's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Corporation intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

D. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

E. **Foreign currency translations** – All assets and liabilities denominated in foreign currencies are translated into United States dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

F. **New Accounting Pronouncements** – During the year ending September 30, 2008, the Fund instituted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48) with the impact of such adoption being recognized on March 31, 2008 in accordance with guidance provided by the Securities and Exchange Commission. FIN 48 did not have a material effect on the net asset value, financial condition or results of operations of the Fund as there was no liability required for the recognition of unrecognized tax benefits during the year, nor were there any such liabilities to be recorded to the beginning net asset value of the Fund. The Fund is subject to examination by U.S. federal, state and foreign tax authorities for returns filed for years after 2003.

In September, 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in accordance with generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Fund will institute SFAS No. 157 during 2008 and its potential impact, if any, on its financial statements is currently being assessed by management.

In March 2008, FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 amends and expands disclosures about derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Fund will institute SFAS 161 during 2009 and its potential impact, if any, on its financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Corporation's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by the Fund at the annual rates of: 0.525% of net assets up to $500 million, 0.50% of net assets over $500 million and up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion. Between October 1, 2006 and October 7, 2007, under terms of a settlement agreement reached in July 2006 (see Note 7), the fee was as follows: 0.485% of net assets up to $500 million, 0.50% of net assets over $500 million and up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion. Effective October 8, 2007, upon completion of the merger of Waddell & Reed Advisors Limited-Term Bond Fund into the Fund (see Note 6), the fee is as follows: 0.475% of net assets up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion. During the six-month period ended March 31, 2008, the amount of the management fee waived (in thousands) was $4.

The Corporation has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)					Annual Fee Rate for Each Level
From	$ 0	to	$	10	$ 0
From	$ 10	to	$	25	$ 11,500
From	$ 25	to	$	50	$ 23,100
From	$ 50	to	$	100	$ 35,500
From	$100	to	$	200	$ 48,400
From	$200	to	$	350	$ 63,200
From	$350	to	$	550	$ 82,500
From	$550	to	$	750	$ 96,300
From	$750	to	$1,000		$121,600
	$1,000 and Over				$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.6958 for each shareholder account which is non-networked and which was in existence at any time during the prior month; however, WRSCO has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those shareholder accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Fund to $0.50 per month per shareholder account. Additional fees may be paid by the Fund to those intermediaries. For Class Y shares, the Fund pays WRSCO a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of Class Y of the Fund for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $808,271. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the six-month period ended March 31, 2008, W&R received $508, $24,435 and $918 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $529,483 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Corporation pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay monthly a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Corporation for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

During the six-month period ended March 31, 2008, the Fund paid Directors' regular compensation of $29,425, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Security Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $60,626,474, while proceeds from maturities and sales aggregated $39,372,276. Purchases of short-term securities and U.S. government obligations aggregated $1,358,769,453 and $213,691,323, respectively. Proceeds from maturities and sales of short-term securities and U.S. government obligations aggregated $1,356,009,156 and $169,050,278, respectively.

For Federal income tax purposes, cost of investments owned at March 31, 2008 was $880,738,528, resulting in net unrealized depreciation of $279,219, of which $24,678,560 related to appreciated securities and $24,957,779 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended September 30, 2007 and the related net capital losses and post-October activity were as follows:

Net ordinary income	$29,346,751
Distributed ordinary income	29,112,910
Undistributed ordinary income*	965,451
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Net capital losses	5,876,837
Post-October losses deferred	1,744,202

*This entire amount was distributed prior to March 31, 2008.

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

September 30, 2008.	$ 4,222,373
September 30, 2014.	113,453
September 30, 2015.	5,876,837
Total carryover	$10,212,663

Ivy Bond Fund was merged into the Fund as of June 16, 2003. At the time of the merger, Ivy Bond Fund had capital loss carryovers available to offset future gains of the Fund. These carryovers are limited to $4,222,373 for the period ending September 30, 2008.

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the six months ended March 31, 2008	For the fiscal year ended September 30, 2007
Shares issued from sale of shares:		
Class A	26,167	28,348
Class B	612	904
Class C	569	528
Class Y	89	1,679
Shares issued in connection with merger of Waddell & Reed Advisors Limited-Term Bond Fund:		
Class A	13,636	—
Class B	784	—
Class C	549	—
Class Y	107	—
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	2,650	4,103
Class B	95	175
Class C	45	71
Class Y	111	169
Shares redeemed:		
Class A	(16,343)	(22,343)
Class B	(1,285)	(1,504)
Class C	(424)	(676)
Class Y	(209)	(205)
Increase in outstanding capital shares	27,153	11,249

(Continued)	For the six months ended March 31, 2008	For the fiscal year ended September 30, 2007
Value issued from sale of shares:		
Class A	$161,625	$172,577
Class B	3,745	5,490
Class C	3,447	3,205
Class Y	291	10,283
Value issued in connection with merger of Waddell & Reed Advisors Limited-Term Bond Fund:		
Class A	82,910	—
Class B	4,781	—
Class C	3,342	—
Class Y	653	—
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	16,240	24,957
Class B	586	1,067
Class C	274	432
Class Y	682	1,030
Value redeemed:		
Class A	(100,540)	(136,244)
Class B	(7,899)	(9,163)
Class C	(2,608)	(4,118)
Class Y	(1,289)	(1,250)
Increase in outstanding capital	$166,240	$ 68,266

NOTE 6 – Acquisition of Waddell & Reed Advisors Limited-Term Bond Fund

On October 5, 2007, the Fund acquired all the net assets of Waddell & Reed Advisors Limited-Term Bond Fund pursuant to a plan of reorganization approved by the shareholders of Waddell & Reed Advisors Limited-Term Bond Fund on September 28, 2007. The acquisition was accomplished by a tax-free exchange of 15,076,962 shares of the Fund (valued at $91,936,740) for the 9,139,649 shares of Waddell & Reed Advisors Limited-Term Bond Fund outstanding on October 5, 2007. Waddell & Reed Advisors Limited-Term Bond Fund had net assets of $91,936,740, including $154,307 of net unrealized depreciation in value of investments and $1,577,963 of accumulated net realized losses on investments, which were combined with those of the Fund. The aggregate net assets of the Fund and Waddell & Reed Advisors Limited-Term Bond Fund immediately before the acquisition were $721,208,193 and $91,936,740, respectively. The aggregate net assets of the Fund and Waddell & Reed Advisors Limited-Term Bond Fund immediately following the acquisition were $813,144,933 and $0, respectively.

NOTE 7 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and by certain of the W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds
    Waddell & Reed Advisors Global Bond Fund
    Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
    Waddell & Reed Advisors Accumulative Fund
    Waddell & Reed Advisors Core Investment Fund
    Waddell & Reed Advisors Dividend Income Fund
    Waddell & Reed Advisors New Concepts Fund
    Waddell & Reed Advisors Small Cap Fund
    Waddell & Reed Advisors Tax-Managed Equity Fund
    Waddell & Reed Advisors Value Fund
    Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
    Waddell & Reed Advisors Bond Fund
    Waddell & Reed Advisors Government Securities Fund
    Waddell & Reed Advisors High Income Fund
    Waddell & Reed Advisors Municipal Bond Fund
    Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
    Waddell & Reed Advisors Cash Management

Specialty Funds
    Waddell & Reed Advisors Asset Strategy Fund
    Waddell & Reed Advisors Continental Income Fund
    Waddell & Reed Advisors Energy Fund
    Waddell & Reed Advisors Retirement Shares
    Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Waddell & Reed, Inc.

www.waddell.com

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